Exhibit 99.1

Anfield Energy Inc.

Condensed Interim Consolidated Financial Statements

For the Six Months Ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Financial Position

(Expressed in Canadian Dollars)

(Unaudited)

	Notes	June 30, 2026	December 31, 2025

Assets
Current Assets
Cash		$1,800,044	$3,349,977
Unbilled accounts receivable	3	440,897	–
Other receivables	3	27,179	57,672
Prepaids and deposits	3, 4	1,702,095	1,447,634
Marketable securities		12,790	19,884
Deferred financing costs		–	619,762
		3,983,005	5,494,929
Non-current Assets
Insurance premium	5	208,026	424,083
Reclamation bonds	5,6	17,637,535	16,725,199
Deposits on equipment	4	1,250,179	1,645,476
Property and equipment	3, 5	26,464,322	21,814,880
Exploration and evaluation assets	6	40,425,370	37,980,680
Right-of-use asset	7	473,408	–
Goodwill	3	4,697,342	–
		91,156,182	78,590,318
Total Assets		$95,139,187	$84,085,247

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	3, 8	$2,247,533	$1,242,676
Due to related parties	9	248,525	278,502
Lease liability	10	89,547	–
Deferred consideration on acquisition	3,12	1,713,397	–
Unearned revenue		7,106	–
		4,306,108	1,521,178
Long-term Liabilities
Asset retirement obligations	11	24,971,062	23,619,386
Deferred consideration on acquisition	3,12	2,611,463	–
Loans payable	13	13,728,003	12,151,389
Lease liability	10	328,865	–
Total Liabilities		45,945,501	37,291,953

Equity
Share capital	14	$143,999,949	$130,440,944
Equity reserve	14	3,091,863	14,840
Stock option reserve	14	9,360,839	9,360,839
Warrant reserve	14	8,507,962	7,605,901
Foreign exchange reserve	14	3,613,122	2,725,132
Deficit		(119,380,049)	(103,354,362)
Total Equity		49,193,686	46,793,294
Total Equity and Liabilities		$95,139,187	$84,085,247

Subsequent events (Note 19)

Approved and authorized on August 14, 2026, on behalf of the Board of Directors:

“Corey Dias”	“Laara Shaffer”
Director	Director

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Comprehensive Loss

(Expressed in Canadian Dollars)

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
	Notes	2026	2025	2026	2025

Revenue		$744,766	$ –	$744,766	$ –
Cost of sales		(182,292)	–	(182,292)	–

Gross profit		562,474	–	562,474	–

Expenses

Amortization of right-of-use asset	7	25,627	–	51,020	–
Consulting	9	1,028,096	427,187	1,542,585	856,332
Depreciation	5	106,125	979	157,765	1,994
Director’s fees and audit committee	9	65,000	57,500	130,000	110,000
Exploration and evaluation expenditures	6,9	3,284,294	1,922,805	6,445,947	3,212,141
General and administrative	9	420,043	34,337	695,288	60,507
Indemnification support fee		89,849	96,589	178,461	140,784
Insurance		288,432	13,200	411,129	26,400
(Gain) loss on foreign exchange		(264,484)	645,057	(527,953)	669,215
Payroll expense		886,044	–	1,133,016	–
Professional fees	9	523,910	324,834	1,176,879	699,270
Shareholder communications		107,976	47,036	159,728	84,195
Share-based compensation	9,14	930,074	–	2,265,670	–
Transfer agent and filing fees		48,382	192,955	121,643	252,905
Total expenses		7,539,368	3,762,479	13,941,178	6,113,743

Net loss before other items		(6,976,894)	(3,762,479)	(13,378,704)	(6,113,743)

Other items
Accretion expense of discount and interest expense on loans payable	13	(556,019)	(484,078)	(1,091,765)	(735,657)
Accretion expense of discount on deferred consideration	12	(60,571)	–	(60,571)	–
Accretion expense for asset retirement obligations	11	(243,290)	(261,671)	(479,351)	(527,211)
Compensation expense	13	(1,284,061)	–	(1,284,061)	–
Interest income		149,201	168,636	295,982	286,354
Interest on lease liability	10	(10,014)	–	(19,694)	–
Other income (expense)		–	(116)	–	6,263
Unrealized gain (loss) on marketable securities		2,630	11,625	(7,523)	(11,927)
Net loss		(8,979,018)	(4,328,083)	(16,025,687)	(7,095,921)

Other comprehensive loss
Other comprehensive loss that may be reclassified to profit or loss:
Exchange differences on translating foreign operations		462,044	(1,953,514)	887,990	(2,039,319)
Total comprehensive loss		$(8,516,974)	$(6,281,597)	$(15,137,697)	$(9,135,240)

Loss per share – basic and diluted		$(0.49)	$(0.28)	$(0.90)	$(0.47)
Weighted average shares outstanding – basic and diluted		18,229,481	15,322,067	17,830,769	15,152,080

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Expressed in Canadian Dollars)

(Unaudited)

	Share capital
	Number of shares	Amount	Equity reserve	Stock option reserve	Warrant reserve	Foreign exchange reserve	Deficit	Total equity
Balance, December 31, 2024	13,789,728	$110,528,937	$ –	$6,991,160	$7,411,788	$4,487,177	$(84,544,667)	$44,874,395
Shares issued for cash	1,428,572	15,000,000	–	–	–	–	–	15,000,000
Shares issued for exploration and evaluation assets	169,726	763,768	–	–	–	–	–	763,768
Shares issued upon exercise of warrants	6,796	45,297	–	–	(4,813)	–	–	40,484
Warrants issued for credit facility	–	–	–	–	532,967	–	–	532,967
Comprehensive loss for the period	–	–	–	–	–	(2,039,319)	(7,095,921)	(9,135,240)
Balance, June 30, 2025	15,394,822	$126,338,002	$ –	$6,991,160	$7,939,942	$2,447,858	$(91,640,588)	$52,076,374

Balance, December 31, 2025	15,942,823	$130,440,944	$14,840	$9,360,839	$7,605,901	$2,725,132	$(103,354,362)	$46,793,294
Shares issued for cash	2,242,153	13,874,360	–	–	–	–	–	13,874,360
Share issuance costs	–	(697,355)	–	–	–	–	–	(697,355)
Shares and warrants issued upon modification of credit facility	50,000	382,000	–	–	902,061	–	–	1,284,061
RSU issued to settle debt	–	–	811,353	–	–	–	–	811,353
Share-based compensation	–	–	2,265,670	–	–	–	–	2,265,670
Comprehensive loss for the period	–	–	–	–	–	887,990	(16,025,687)	(15,137,697)
Balance, June 30, 2026	18,234,976	$143,999,949	$3,091,863	$9,360,839	$8,507,962	$3,613,122	$(119,380,049)	$49,193,686

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Condensed Interim Consolidated Statements of Cash Flows

(Expressed in Canadian Dollars)

(Unaudited)

	For the six months ended June 30,
	2026	2025
Cash Flows from Operating Activities
Net loss	$(16,025,687)	$(7,095,921)
Adjustments for non-cash items:
Accretion of asset retirement obligations	479,351	527,211
Accretion of discount and interest expense on loan payable	1,091,765	735,657
Accretion of deferred consideration	60,571	–
Amortization of right-of-use asset	51,020	–
Compensation expense	1,284,061	–
Depreciation	157,765	1,994
Foreign exchange	(1,393,359)	94,294
Interest on lease liability	19,694	–
Share-based compensation	2,265,670	–
Unrealized loss on marketable securities	7,523	11,927

Changes in non-cash working capital:
Unbilled accounts receivable	152,059	–
Other receivables	30,493	5,156
Prepaids and deposits	331,057	423,977
Accounts payable and accrued liabilities	1,731,213	(728,158)
Due to related parties	781,376	176,997
Unearned revenue	7,106	–
Net cash flows used in operating activities	(8,968,322)	(5,846,866)

Cash Flows from Investing Activities
Acquisition of exploration and evaluation assets	(1,024,688)	(568,136)
Investment income from reclamation bond reinvested	(295,977)	(325,018)
Purchase of property and equipment	(2,953,293)	–
Reclamation deposit	–	(712,893)
Security deposits paid for property and equipment	(344,340)	–
Acquisition of BRS	(2,053,635)	–
Cash acquired from BRS acquisition	417,084	–
Net cash flows used in investing activities	(6,254,849)	(1,606,047)

Cash Flows from Financing Activities
Proceeds from share issuances, net of share issuance costs	13,796,767	15,000,000
Repayment of loan payable and interest	–	(6,161,721)
Proceeds from loan payable, net	–	8,212,407
Proceeds from exercise of warrants	–	40,484
Payments of lease liabilities	(123,529)	–
Net cash flows from financing activities	13,673,238	17,091,170

(Decrease) increase in cash	(1,549,933)	9,638,257
Cash, beginning	3,349,977	1,350,411
Cash, ending	$1,800,044	$10,988,668

Non-cash Investing and Financing Activities:
Fair value of warrants issued for Credit Facility	$902,061	$532,967
Fair value of shares issued for Credit Facility	$382,000	$ –
Fair value of warrants reclassified to share capital upon exercise	$ –	$4,813
Shares issued for exploration and evaluation assets	$ –	$763,768
RSU issued to settle amounts due to related parties	$811,353	$ –
Acquisition cost of property and equipment included in accounts payable and accrued liabilities	$22,316	$ –

The accompanying notes are an integral part of these condensed interim consolidated financial statements.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

1.	Nature of Operations

Anfield Energy Inc. (the “Company”) is a publicly listed company incorporated in British Columbia on July 12, 1989. The Company’s shares are listed on the TSX Venture Exchange (“TSX.V”) under the symbol “AEC”, the Nasdaq Capital Market LLC (“NASDAQ”) under the symbol “AEC”, and the Frankfurt Stock Exchange under the symbol “OAD”. On September 16, 2022, 1,666,667 warrants of the Company commenced trading on TSX.V under the symbol “AEC.WT”. The Company is engaged in mineral development and production, and provides consulting services for the mining, geology, civil engineering, and water resources sectors. The Company’s head office and its registered and records offices are located at Suite 2005, 4390 Grange Street, Burnaby, British Columbia, V5H 1P6.

2.	Material Accounting Policy Information and Basis of Presentation

a)	Basis of Preparation and Statement of Compliance

These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting” of the IFRS Accounting Standards as issued by the International Accounting Standards Board (“IASB”). These condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as at and for the year ended December 31, 2025 as some disclosures from the annual consolidated financial statements have been condensed or omitted.

These condensed interim consolidated financial statements were prepared using accounting policies consistent with those in the audited consolidated financial statements as at and for the year ended December 31, 2025, except for the following additional policies.

b)	Business Combinations

The acquisition method of accounting is used to account for the acquisition of businesses by the Company. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and debt incurred or assumed at the acquisition date. Costs directly attributable to the acquisition are expensed in the period incurred. The fair value of the assets and liabilities acquired is determined and compared to the fair value of the consideration paid. If the fair value of the consideration paid exceeds the fair value of the net assets acquired, then goodwill is recognized.

c)	Goodwill

Goodwill represents the excess of value of the consideration transferred over the fair value of the net identifiable assets and liabilities acquired in a business combination. Goodwill is allocated to the cash generating unit to which it relates.

d)	Revenue Recognition

The Company primarily derives revenue from the provision of professional services for engineering, mine development, construction management and geology consulting. Revenue from providing services is recognized over time as the services are rendered.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

2.	Material Accounting Policy Information and Basis of Presentation (continued)

e)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At the commencement date, the lease liability is recognized at the present value of the future lease payments and discounted using the interest rate implicit in the lease or the Company’s incremental borrowing rate. A corresponding right-of-use (“ROU”) asset is recognized at the amount of the lease liability, adjusted for any lease incentives received and initial direct costs incurred. Over the term of the lease, financing expense is recognized on the lease liability using the effective interest rate method and charged to net income, lease payments are applied against the lease liability and depreciation on the ROU asset is recorded by class of underlying asset.

The lease term is the non-cancellable period of a lease plus periods covered by an optional lease extension option if it is reasonably certain that the Company will exercise the option to extend. Conversely, periods covered by an option to terminate are included if the Company does not expect to end the lease during that time frame. Leases with a term of less than twelve months or leases for underlying low value assets are recognized as an expense in net income on a straight-line basis over the lease term.

f)	Accounting Standards not yet Effective

Accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s financial statements, except for IFRS 18 “Presentation and Disclosure in Financial Statements”.

On April 9, 2024, the IASB issued IFRS 18, which introduced new requirements for improved comparability in the statement of profit or loss, enhanced transparency of management-defined performance measures and more useful grouping of information in the financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027. The Company is currently evaluating the impact to the financial statements.

g)	Significant Management Judgement and Estimates in Applying Accounting Policies

Significant estimates and assumptions

The preparation of the condensed interim consolidated financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. As such, actual results may differ from those estimates and judgments. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised. Significant estimates and judgements used in the preparation of these condensed consolidated financial statements remained unchanged from those disclosed in the Company’s annual consolidated financial statements for the year ended December 31, 2025, except for the following additional significant estimates:

●	The measurement of the purchase price and identification of assets acquired and liabilities assumed in business combinations; and

●	Expected credit losses on trade receivables and unbilled accounts receivable.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

3.	Acquisition of BRS Inc.

On May 8, 2026, the Company closed a stock purchase agreement with the Chief Operating Officer (“COO”) of the Company and acquired all of the outstanding shares of BRS Inc. (“BRS”), a company controlled by the COO (the “Transaction”). In consideration of the acquisition of BRS, the Company is required to complete a series of cash payments to the COO totaling US$5,000,000. On closing, the Company paid the COO $2,053,635 (US$1,500,000), with a further US$1,500,000 payable on the first anniversary of closing and a further US$2,000,000 on the second anniversary of closing. The Transaction was a related party transaction.

The preliminary purchase price allocation for the acquisition of BRS is summarized as follows:

Preliminary acquisition consideration:
Cash	$2,053,635
Deferred consideration (Note 12)	4,106,929

Total preliminary acquisition consideration	$6,160,564

Fair value of net assets acquired

Cash	$417,084
Accounts receivable	477,075
Unbilled accounts receivable	115,881
Prepaid expenses	42,296
Property, plant and equipment: Vehicles	453,292
Property, plant, and equipment: Office equipment	59,462
Goodwill	4,697,342
Accounts payable and accrued liabilities	(101,868)

Total fair value of net assets acquired	$6,160,564

In accordance with the acquisition method of accounting, the acquisition cost has been allocated to the identifiable underlying assets acquired and liabilities assumed, based upon their estimated fair value at the date of acquisition.

The Company will be required to determine the fair value of customer relationships and any other intangible assets that may exist with the remaining balance allocated to goodwill. Accordingly, the purchase price is a preliminary allocation.

The goodwill represents the expected synergies, future income and growth and reduction in exploration and evaluation expenditure expected to be achieved from integrating BRS into the Company’s existing business. The goodwill was allocated to the BRS CGU.

The receivables acquired in the transaction had a fair value of $477,075, which approximated the gross contractual amounts receivable. The best estimate at the acquisition date of the contractual cash flows for which collection is uncertain is $0.

BRS revenue for the period of May 8, 2026, to June 30, 2026, was $744,766, and net profit was $182,292. BRS revenue for the period of January 1, 2026, to June 30, 2026, was $2,364,921, and net profit was $2,043,426.

4.	Prepaids and Deposits

	June 30, 2026	December 31, 2025
Prepaid exploration and evaluation expenditures	$406,217	$1,197,155
Prepaid consulting fees	177,947	192,473
Other prepaid expenses	1,117,931	58,006
	$1,702,095	$1,447,634

At June 30, 2026, the Company held deposits of $1,250,179 (US$879,711) (December 31, 2025 – $1,645,476 (US$1,199,904)) towards the purchase of exploration and evaluation equipment, which are included in deposits on equipment.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

5.	Property and Equipment
	Vehicles	Storage	Generators	Equipment	Water Tower	Mining Vent	Shootaring Mill	Office Equipment	Total
Cost
Balance, December 31, 2024	$28,515	$–	$–	$–	$–	$–	$22,418,338	$–	$22,446,853
Additions	289,522	310,731	–	–	–	–	–	–	600,253
Change in ARO estimates	–	–	–	–	–	–	(134,751)	–	(134,751)
Foreign exchange translation	(3,931)	(5,952)	–	–	–	–	(1,070,846)	–	(1,080,729)
Balance, December 31, 2025	314,106	304,779	–	–	–	–	21,212,741	–	21,831,626
Additions	1,109,424	61,890	265,780	1,034,837	34,116	19,534	1,315,792	59,462	3,900,835
Foreign exchange translation	51,796	13,768	9,770	27,663	1,413	663	804,386	2,260	911,719
Balance, June 30, 2026	$1,475,326	$380,437	$275,550	$1,062,500	$35,529	$20,197	$23,332,919	$61,722	$26,644,180

Depreciation
Balance, December 31, 2024	$8,147	$–	$–	$–	$–	$–	$–	$–	$8,147
Depreciation	7,153	1,976	–	–	–	–	–	–	9,129
Foreign exchange translation	(504)	(26)	–	–	–	–	–	–	(530)
Balance, December 31, 2025	14,796	1,950	–	–	–	–	–	–	16,746
Depreciation	89,602	13,248	17,818	30,146	2,872	350	–	3,729	157,765
Foreign exchange translation	3,202	481	552	933	89	11	–	79	5,347
Balance, June 30, 2026	$107,600	$15,679	$18,370	$31,079	$2,961	$361	$–	$3,808	$179,858

Carrying amounts

Balance, December 31, 2025	$299,310	$302,829	$–	$–	$–	$–	$21,212,741	$–	$21,814,880

Balance, June 30, 2026	$1,367,726	$364,758	$257,180	$1,031,421	$32,568	$19,836	$23,332,919	$57,914	$26,464,322

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

5.	Property and Equipment (continued)

Reclamation Bonds

The Company is required to hold bonds to meet reclamation requirements in connection with the Shootaring Mill.

During the year ended December 31, 2025, the Company recorded a bond premium of US$479,952 as insurance, which would create an obligation for the surety company to cover the difference between the bond requirement and the cash collateral. The bond premium is amortized over one year. During the six months ended June 30, 2026, the Company recorded $350,105 (2025 - $337,592) as insurance expense which was included in the exploration and evaluation expenditures. At June 30, 2026, $208,026 (December 31, 2025 - $424,083) was recorded in prepaid insurance premium for the reclamation bond requirements.

At June 30, 2026, the Company recorded the cash collateral of US$12,369,561 ($17,578,692) (December 31, 2025 – US$12,154,840 ($16,668,418)) as a reclamation bond.

6.	Exploration and Evaluation Assets

As at June 30, 2026, the Company held interests in uranium exploration properties in Utah, Arizona and New Mexico (“Uranium Properties”); uranium/vanadium properties in Colorado (Highbury and Slick Rock Project) and in Arizona (Artillery Project); and a gold project in Arizona also known as Newsboy Project.

A continuity of exploration and evaluation assets is as follows:

			Arizona Properties
	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Balance, December 31, 2025	$17,561,991	$13,725,624	$2,487,299	$4,205,766	$37,980,680
Acquisition costs	–	1,024,688	–	–	1,024,688
Intercompany transfer	202,506	(202,506)	–	–	–
Foreign exchange	722,850	454,167	90,299	152,686	1,420,002
Balance, June 30, 2026	$18,487,347	$15,001,973	$2,577,598	$4,358,452	$40,425,370

The following exploration and evaluation expenditures were included in comprehensive loss for the three months ended June 30, 2026 and 2025 are as follows:

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$473,017	$(185,701)	$–	$–	$287,316
Sundry field	439,018	155,297	–	–	594,315
Sampling, assaying, geophysics	199,488	40,064	–	–	239,552
License, filing and insurance	566,281	467,046	9,347	–	1,042,674
Lease and royalty	193,045	105,873	–	–	298,918
Property tax	1,490	44,522	–	–	46,012
Drilling	5,113	107,730	–	–	112,843
Salaries, wages and related expense	142,375	426,988	–	–	569,363
Reclamation	–	4,207	–	–	4,207
Equipment rental	89,094	–	–	–	89,094
Total for the three months ended June 30, 2026	$2,108,921	$1,166,026	$9,347	$–	$3,284,294

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

6.	Exploration and Evaluation Assets (Continued)

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$147,768	$672,389	$–	$–	$820,157
Sundry field	60,267	6,668	–	–	66,935
Sampling, assaying, geophysics	90,674	39,480	–	–	130,154
License, filing and insurance	472,022	103,714	9,339	–	585,075
Lease and royalty	181,333	141,912	–	–	323,245
Drilling	(1,709)	(221)	–	–	(1,930)
Property tax	–	(831)	–	–	(831)
Total for the three months ended June 30, 2025	$950,355	$963,111	$9,339	$–	$1,922,805

The following exploration and evaluation expenditures were included in comprehensive loss for the six months ended June 30, 2026 and 2025 are as follows:

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$1,134,901	$215,443	$–	$–	$1,350,344
Sundry field	609,058	241,314	–	–	850,372
Sampling, assaying, geophysics	251,263	61,817	–	–	313,080
License, filing and insurance	1,147,905	567,771	18,609	–	1,734,285
Lease and royalty	398,458	212,697	–	–	611,155
Property tax	1,490	44,522	–	–	46,012
Drilling	5,113	448,690	–	–	453,803
Salaries, wages and related expense	231,771	691,505	–	–	923,276
Reclamation	–	4,207	–	–	4,207
Equipment rental	159,413	–	–	–	159,413
Total for the six months ended June 30, 2026	$3,939,372	$2,487,966	$18,609	$–	$6,445,947

	Uranium Properties	Colorado Properties	Newsboy Gold	Artillery Peak	Total
Consulting	$213,377	$810,709	$–	$–	$1,024,086
Sundry field	79,208	10,108	–	–	89,316
Sampling, assaying, geophysics	125,727	41,189	–	–	166,916
License, filing and insurance	919,748	212,462	19,033	–	1,151,243
Lease and royalty	342,695	289,621	–	–	632,316
Drilling	91,755	11,874	–	–	103,629
Property tax	–	44,635	–	–	44,635
Total for the six months ended June 30, 2025	$1,772,510	$1,420,598	$19,033	$–	$3,212,141

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

6.	Exploration and Evaluation Assets (Continued)

Uranium Properties

The Uranium Properties consist of the Shootaring Mill Project, Marysvale Uranium Project, Marquez-Juan Tafoya Uranium Project, and other Utah Properties.

Other Utah Properties

On June 11, 2024, the Company entered into a Uranium Mining Lease Agreement with Wayne Minerals Inc. to obtain mining rights on 127 unpatented mining claims in California and Utah for 5 years. The Company agreed to pay an annual lease payment of US$100,000. A production royalty of 3% will be paid on the total value of all minerals recovered and sold from the leased land. An advance royalty of US$50,000 is due annually beginning on May 30, 2029 and will be credited against production royalty until it has been fully recouped. The Company was also granted the sole and exclusive right and option to earn a 100% undivided interest in the leased land free and clear of all charges, royalties and encumbrances upon terms to be agreed between the lessor and the Company, at any time prior to the expiration of the 5-year term.

On August 1, 2025, the Company entered into a Uranium Mining Lease Agreement with ACCO Exploration LLC to obtain mining rights on 95 unpatented mining claims in Arizona for 5 years. The Company agreed to pay an annual lease payment of US$100,000 for the first year, US$150,000 for the second to fourth year and US$200,000 for the fifth year. A production royalty of 3% will be paid on the total value of all minerals recovered and sold from the leased land. An advance royalty of US$50,000 is due annually beginning on August 28, 2030 and will be credited against production royalty until it has been fully recouped. The Company was also granted the sole and exclusive right and option to earn a 100% undivided interest in the leased land free and clear of all charges, royalties and encumbrances upon terms to be agreed between the lessor and the Company, at any time prior to the expiration of the 5-year term.

Colorado Properties

The Colorado Properties consist of the Highbury Project, Slick Rock Project and Golden Eagle Project.

Highbury Project

The Highbury Project consists of nine past-producing uranium/vanadium properties in Colorado, collectively known as the West Slope Project.

In addition to the nine Department of Energy (DOE) leases originally included in the West Slope Project, the Company acquired twelve DOE leases in January 2024 which are associated with adjacent lode mining claims and leases in Montrose and San Miguel Counties in southwestern Colorado.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

6.	Exploration and Evaluation Assets (Continued)

slick rock project

During the year ended December 31, 2024, the Company paid US$25,406 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $36,105 (US$25,406) as at June 30, 2026 (December 31, 2025 – $34,840 (US$25,406)).

Golden Eagle Project

On January 2, 2024, HRI entered into a definitive agreement with Gold Eagle Mining Inc. (“GEM”) and Golden Eagle Uranium LLC (“GEU”) (collectively, “the Sellers”) to acquire a 100% interest in twelve Department of Energy (“DOE”) leases (“DOE Leases”) and associated data in various Counties in Colorado. The transaction closed on July 3, 2024. Pursuant to the last amendment on February 20, 2025, the Company agreed to pay the following consideration for the DOE Leases on the associated dates:

● At closing, US$500,000 in cash with US$100,000 to be paid on or before October 16, 2024 (paid) and US$400,000 to be paid on or before February 21, 2025 (paid);

● Issuance of 169,726 common shares representing a value of US$1,250,000 on or before February 21, 2025 (issued on May 6, 2025);

● US$750,000 in cash (paid on March 3, 2026) at the one-year anniversary of closing (the “One-Year Anniversary Payment”) with the option to extend the payment date for two subsequent 90-day periods (the “Extension Options”), subject to the following condition:

a)	The Extension Options shall be at the sole discretion of the Company and may only be exercised in the event that the Company’s application for a NASDAQ listing and subsequent financing are delayed; and

b)	The Company shall pay US$100,000 for each Extension Option that is exercised, with the Extension Option payments to be deducted from the One-Year Anniversary Payment.

● US$1,000,000 in cash at the two-year anniversary of closing;

● US$1,000,000 in cash at the three-year anniversary of closing; and

● US$1,500,000 in cash at the four-year anniversary of closing.

Arizona Properties

The Arizona Properties consist of the Newsboy Gold Project and Artillery Peak Project.

Newsboy Gold Project

The Company has a US$12,000 reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. The reclamation bond balance was $17,054 as at June 30, 2026 (December 31, 2025 – $16,456).

Artillery Peak Project

The Artillery Peak consists of 250 unpatented mining claims in the uranium-rich Artillery Peak project area, located in Mohave County, Arizona, USA, consisting of the LiVada Claims and Dripping Springs Quartzite Project.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

6.	Exploration and Evaluation Assets (Continued)

Other Properties

Clay Borrow Project, Utah

On March 1, 2023, the Company entered into a clay mineral lease agreement with the School and Institutional Trust Lands Administration to lease 620.88 acres of land located in Garfield County, Utah, for a term of 10 years. Pursuant to the agreement, the Company agreed to pay an annual rent of a minimum US$500 or at the rate of US$2 for each acre and fractional acre situated within the boundaries of the property.

Commencing on the 10th anniversary of the agreement and until the lease terminates, the Company agreed to pay in advance an annual minimum royalty equal to three times the annual rent. In addition, the Company agreed to pay a production royalty equal to the greater of: (i) 10% of the gross value of the clay minerals sold under an arm’s length transaction, or (ii) US$1 per short ton of the clay minerals.

During the year ended December 31, 2023, the Company paid US$18,600 for a reclamation bond held by the regulatory authorities and will be released to the Company on satisfactory restoration of the property. During the year ended December 31, 2024, the Company received a refund of US$14,600. The reclamation bond balance was $5,685 (US$4,000) as at June 30, 2026 (December 31, 2025 – $5,485 (US$4,000)).

7.	Right of Use Asset

On January 1, 2026, the Company entered into a lease agreement for an office space located in Riverton, Wyoming for a 5 year term, commencing on January 1, 2026 and expiring on December 31, 2030 (Note 10). The Company has recognized a right-of-use (“ROU”) asset in respect to this lease. The carrying amount of the ROU asset recognized and the movement during the period are as follows:

Right of Use Asset
Cost
Balance, December 31, 2025 and 2024	$–
Additions	508,032
Foreign exchange	17,977
Balance, June 30, 2026	$526,009

Accumulated Amortization
Balance, December 31, 2025 and 2024	$–
Amortization	51,020
Foreign exchange	1,581
Balance, June 30, 2026	$52,601

Carrying amounts
Balance, December 31, 2025	$–
Balance, June 30, 2026	$473,408

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

8.	Accounts Payable and Accrued Liabilities

	June 30, 2026	December 31, 2025
Trade payables	$1,462,949	$738,444
Accrued liabilities	784,584	504,232
	$2,247,533	$1,242,676

9.	Related Party Transactions and Balances

a)	Related Party Balances

As at June 30, 2026, an amount of $248,525 (December 31, 2025 - $278,502) was owed to related parties. These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

As at June 30, 2026, an amount of $nil (December 31, 2025 - $956) was recorded in prepaid expenses for advances to a director of the Company for future consulting fees.

As at June 30, 2026, an amount of $2,708 (December 31, 2025 - $10,144) was recorded in prepaid expenses for advances to a director of the Company for property expenditures.

As at June 30, 2026, an amount of $7,411 (December 31, 2025 - $7,152) was recorded in prepaid expenses for advances to the Chief Operating Officer (“COO”) of the Company for future consulting fees.

b)	Related Party Transactions

The Company incurred the following transactions with companies that are controlled or managed by directors of the Company:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Consulting fees and management bonus	$12,900	$12,900	$25,800	$25,800
Consulting and professional fees (i)	385,747	361,778	849,193	529,365
Legal fees	62,314	–	124,058	–
Share-based compensation	114,086	–	226,919	–
	$575,047	$374,678	$1,225,970	$555,165

On May 8, 2026, the Company closed the acquisition of BRS with the COO of the Company and acquired all of the outstanding shares of BRS Inc. (“BRS”), a company controlled by the COO (Note 3).

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

9.	Related Party Transactions and Balances (continued)

b)	Related Party Transactions (continued)

The Company has identified its directors and certain senior officers as its key management. Key management and director compensation during the six months ended June 30, 2026 and 2025, are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2026	2025	2026	2025
Consulting fees and management bonus (ii)	$887,267	$309,978	$1,230,213	$650,141
Director’s fees and audit committee fees	65,000	57,500	130,000	110,000
Legal fees	–	62,260	–	126,884
Auto and rent expense (i)	37,035	43,899	73,732	58,978
Share-based compensation	409,987	–	1,156,420	–
	$1,399,289	$473,637	$2,590,365	$946,003

(i)	These expenses are included in exploration and evaluation expenditures in the condensed interim consolidated statements of comprehensive loss.

(ii)	During the six months ended June 30, 2026, the Company settled accrued compensation of $331,401 to the non-executive chairman of the Company through the vesting of 47,047 previously granted RSU’s and settled accrued compensation of $479,952 (US$350,010) to the COO of the Company through the vesting of 68,175 previously granted RSU’s.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

10.	Lease Liability

On January 1, 2026, the Company entered into a lease agreement for an office space located in Riverton, Wyoming, for a 5 year term, commencing on January 1, 2026 and expiring on December 31, 2030. The Company has the option to pay US$8,000 per month or on a monthly basis or $7,500 per month if the Company elects to pay in advance a full year of rent. The Company elected the option to pay in advance the full year of rent in 2026 and intends to pay the full year of rent in advance on the first day of the year for the remaining term of the lease. The lease has been discounted using an interest rate of 9.99% as estimated incremental borrowing rate of the Company for similar assets.

Lease Liability

Balance December 31, 2025 and 2024	$–
Additions	384,502
Interest on lease liabilities	19,694
Foreign exchange	14,216

Balance June 30, 2026	418,412
Less: current portion of lease liabilities	(89,547)

Long-term portion	328,865

The following is a schedule by years of future minimum lease payments under the remaining lease together with the present value of the net minimum lease payments as of June 30, 2026:

Years ending December 31:

2027	$127,901
2028	127,901
2029	127,901
2030	127,901

Net minimum lease payments	511,604
Less: amount representing interest payments	(93,192)

Present value of net minimum lease payments	418,412
Less: current portion	(89,547)

Long-term portion	$328,865

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

11.	Asset Retirement Obligations

Laws and regulations concerning environmental protection affect the Company’s exploration and operations. Under current regulations, the Company is required to meet performance standards to minimize environmental impact from its activities and to perform site restoration and other closure activities. The Company’s provision for future site closure and reclamation costs is based on known requirements.

A continuity of the Company’s provision for site reclamation and closure is as follows:

	Shootaring Mill	West Slope	Papoose	Totals
Balance December 31, 2025	$18,304,595	$4,986,662	$328,129	$23,619,386
Accretion	382,942	90,028	6,382	479,352
Foreign exchange	676,390	183,824	12,110	872,324
Balance June 30, 2026	$19,363,927	$5,260,514	$346,621	$24,971,062

a)	Shootaring Mill

The Company’s estimate of the environmental rehabilitation provision arising from the Shootaring Mill (Note 5) at June 30, 2026, was $19,363,927 (US$13,625,777) (December 31, 2025 – $18,304,595 (US$13,347,965)). This estimate was based upon an undiscounted risk-adjusted future cost of $23,587,560 (US$16,597,808) (December 31, 2025 – $22,761,238 (US$16,597,808)), an annual inflation rate of 2.20% and discount rate of 4.24%. The closure and reclamation expenditure is expected to be incurred in 2036.

b)	West Slope Project

The Company’s estimate of the environmental rehabilitation provision arising from the West Slope Project (Note 6) at June 30, 2026, was $5,260,514 (US$3,701,655) (December 31, 2025 – $4,986,662 (US$3,636,343)). This estimate was based upon an undiscounted risk-adjusted future cost of $5,481,326 (US$3,857,033) (December 31, 2025 – $5,289,304 (US$3,857,033)), an annual inflation rate of 2.20% and a discount rate of 3.66%. The closure and reclamation expenditure is expected to be incurred in 2030.

c)	Papoose Property

The Company’s estimate of the environmental rehabilitation provision arising from the Papoose property (Note 6) at June 30, 2026, was $346,621 (US$243,907) (December 31, 2025 – $328,129 (US$239,277)). This estimate was based upon an undiscounted risk-adjusted future cost of $382,790 (US$269,357) (December 31, 2025 – $369,380 (US$269,357)), an annual inflation rate of 2.20% and risk adjusted discount rate of 3.94%. The closure and reclamation expenditure is expected to be incurred in 2032.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

12.	Deferred Consideration

In connection with the acquisition of BRS which closed on May 8, 2026 (Note 3), the Company is required to make future payments of $2,131,688 (US$1,500,000) payable on the first anniversary of closing and a further $2,842,250 (US$2,000,000) on the second anniversary of closing. The deferred consideration has been discounted using an interest rate of 9.99% as an estimated incremental borrowing rate of the Company for similar liabilities.

Deferred Consideration

Balance December 31, 2025	$–
Additions (Note 3)	4,791,815
Discount	(684,886)
Interest expense	60,571
Foreign exchange	157,360

Balance June 30, 2026	4,324,860
Less: current portion of deferred consideration	(1,713,397)

Long-term portion	$2,611,463

13.	Loans Payable

Credit Facility

On September 26, 2023, the Company entered into a loan agreement (the “Loan Agreement”) for a non-revolving term credit facility (the “Credit Facility”) with Extract Advisors LLC as agent (the “Agent”) for Extract Capital Master Fund Ltd. (the “Lender”), which was amended on October 6, 2023, April 15, 2024 and March 17, 2025. The Credit Facility of $4,300,000 and the additional tranche of US$6,000,000 mature on September 26, 2028, bears a coupon of the Secured Overnight Financing Rate (“SOFR”) plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%.

The Credit Facility contains a mandatory prepayment clause where the Company must pay certain amount of proceeds from sale of secured assets, debt financings, or royalty sale transactions, to the Agent.

The Credit Facility is secured by a corporate guarantee and share pledge from each of the subsidiaries of the Company and contains certain other customary provisions, including certain covenants and default conditions in favour of the Lender.

On January 29, 2026, the Loan Agreement was amended to provide consent for the acquisition of BRS (Note 3) and was further amended on April 1, 2026. In consideration of the consent, on April 10, 2026, the Company issued 50,000 common shares of the Company with a fair value of $382,000 and 180,085 bonus common share purchase warrants (the “Bonus Warrants”) with a fair value of $902,061. Each Bonus Warrant entitles the holder thereof to acquire one common share of the Company at an exercise price of $8.11 per share until September 26, 2028. The aggregate fair value of $1,284,061 which was incurred as part of the modification was recognized as compensation expense.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

13.	Loans Payable (continued)

The carrying value of the loans will be accreted using the effective interest rate method over the term of the Credit Facility. The effective interest rate for the 2023 tranche and 2025 tranche is estimated at 22.48% and 13.89%, respectively.

Loan Payable
Balance, December 31, 2025	$12,151,389
Interest expense	1,091,765
Foreign exchange impact	484,849
Balance, June 30, 2026	$13,728,003

During the six months ended June 30, 2026, the Company recognized interest expense of $1,091,765 (2025 – $735,657). As at June 30, 2026, a total of $13,728,003 (US$9,659,955) (December 31, 2025 - $12,151,389 (US$8,860,960)) of principal is outstanding, net of an unamortized discount of $2,018,809 (US$1,420,571) (December 31, 2025 – $2,205,685 (US$1,608,416)). As at June 30, 2026, $399,275 (US$280,957) (December 31, 2025– $394,870 (US$287,945)) is outstanding for interest which is included in accounts payable and accrued liabilities.

14.	Share Capital

Authorized share capital

Unlimited number of common shares without par value.

Issued Share Capital

As at June 30, 2026, the Company had 18,234,976 (December 31, 2025 – 15,942,823) issued and fully paid common shares.

Private Placements

During the six months ended June 30, 2026

On January 12, 2026, the Company closed a non-brokered private placement of 1,345,292 common shares at $6.19 (US$4.46) per share for gross proceeds of $8,323,920 (US$6,000,000). The Company incurred $416,064 of share issuance costs in connection with the private placement, of which $163,322 was paid during the fiscal year ended December 31, 2025, and $252,742 was paid during the six months ended June 30, 2026.

On February 27, 2026, the Company issued 896,861 common shares to UEC Energy Corp., a subsidiary of Uranium Energy Corp., which is a controlling shareholder of the Company, for gross proceeds to the Company of $5,550,440 (US$4,000,000). In connection with the private placement, the Company incurred share issuance costs of $281,291 of which $108,904 was paid during the fiscal year ended December 31, 2025, and $172,387 was paid during the six months ended June 30, 2026.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

14.	Share Capital (continued)

On April 10, 2026, the Company issued 50,000 common shares at $7.64 per share with a fair value of $382,000 and 180,085 bonus common share purchase warrants with a fair value of $902,061 as consideration for the consent provided for the acquisition of BRS (Note 13).

During the six months ended June 30, 2025

On January 15, 2025, the Company issued 1,428,571 common shares at $10.50 per share for gross proceeds of $15,000,000.

On May 6, 2025, the Company issued 169,726 common shares with a fair value of $763,768 pursuant to the agreement the Company entered into with Gold Eagle Mining Inc. (Note 6).

During the six months ended June 30, 2025, the Company issued a total of 6,796 common shares upon the exercise of 6,796 warrants with exercise prices ranging between $4.125 per share and $6.375 per share for gross proceeds of $40,484. Upon exercise, the original fair value of the warrants totaling $4,813 was transferred from warrant reserve to share capital.

Warrants

Warrant activity is summarized as follows:

	Number of warrants	Weighted average exercise price
Balance at December 31, 2025	4,210,709	$12.37
Warrants granted	180,085	8.11
Balance at June 30, 2026	4,390,794	$12.20

Outstanding warrants are summarized as follows:

Number of warrants outstanding	Exercise price	Expiry
2,950,305	$13.50	May 12, 2027
799,000	$11.25	September 26, 2028
180,085	$8.11	September 26, 2028
461,404	$7.125	October 6, 2028
4,390,794

At June 30, 2026, the weighted average life of warrants was 1.23 (December 31, 2025 – 1.77) years.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

14.	Share Capital (continued)

Omnibus Incentive Plan

On June 13, 2025, the Company approved an omnibus incentive plan which allows the Board of Directors of the Company from time to time, in its discretion, and in accordance with the TSX.V requirements, to grant non-transferable stock options, restricted share units and deferred share units (“Awards”) to directors, officers, employees and consultants of the Company (“Participants”). The number of common shares reserved for issuance for stock options and restricted share units will not exceed 10% and 5% of the Company’s issued and outstanding common shares, respectively. Stock options will be exercisable for a period of up to a maximum of ten years from the date of grant.

In connection with the foregoing, the number of common shares reserved for issuance to any one Participant in a 12-month period will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relation activities and consultants will not exceed two percent (2%) of the issued and outstanding common shares.

Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company. Unvested RSUs shall be forfeited and cancelled following cessation of the optionee’s position with the Company. Each award other than stock options may not be vested before the date that is one year following the grant date of the award. Any stock options granted for investor relations services must vest in stages over a period of not less than 12 months.

Options

The following table summarizes the continuity of the Company’s stock options:

	Number of options	Weighted average exercise price
Balance at December 31, 2025	1,592,143	$7.47
Options cancelled	(4,000)	6.90
Balance at June 30, 2026	1,588,143	$7.47

The weighted average remaining life of the outstanding options at June 30, 2026 was 2.53 (December 31, 2025 – 3.03) years.

Details of options outstanding, issued and exercisable, as at June 30, 2026 are as follows:

Number of options outstanding and exercisable	Exercise price	Expiry
190,000	$9.00	August 27, 2026
416,667	$7.50	September 20, 2027
424,904	$7.50	October 6, 2028
556,572	$6.90	December 31, 2030
1,588,143

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

14.	Share Capital (continued)

Restricted Share Units

On December 31, 2025, the Company entered into Restricted Share Unit Agreements with directors, officers, employees and consultants of the Company to issue a total of 769,401 restricted share units (“RSUs”) which will vest after 12 months on December 31, 2026, except for 115,249 RSUs which were issued to settle amounts due to related parties of $811,353 (US$591,677) which vested on settlement during the six months ended June 30, 2026.

The fair value of the RSUs is measured based on the closing price of the Company’s common shares on the grant date and is recognized as share-based compensation over the vesting period.

Number of RSU’s
Balance at December 31, 2025	769,401
RSUs cancelled	(4,500)
Balance at June 30, 2026	764,901

During the six months ended June 30, 2026, the Company recognized share-based compensation expense of $2,265,670 (2025 - $nil) related to the RSUs, of which $1,383,339 (2025 - $nil) pertained to directors and officers of the Company (Note 9).

15.	Segmented Information

The Company’s property and equipment, exploration and evaluation assets and its related reclamation bonds and insurance, by geographical areas as at June 30, 2026 and December 31, 2025, were all located in USA. The Company operates in two operating segments being the exploration and evaluation of mineral properties and the provision of consulting services for the mining, geology, civil engineering, and water resources sectors.

Based on the primary products of the Company, it has one reportable segment – the exploration and evaluation of mineral properties:

Six months ended June 30, 2026	Consulting services	Exploration and evaluation of mineral properties	Total
Segment revenues	$744,766	$–	$744,766
Cost of sales	(182,292)	–	(182,292)
Gross profit	562,474	–	562,474
Expenses	(659,171)	(13,282,007)	(13,941,178)
Loss from operations	(96,697)	(13,282,007)	(13,378,704)
Other items (net)	–	(2,646,983)	(2,646,983)
Net loss	$(96,697)	$(15,928,990)	$(16,025,687)

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

15.	Segmented Information (continued)

Six months ended June 30, 2025	Consulting services	Exploration and evaluation of mineral properties	Total
Segment revenues	$–	$–	$–
Cost of sales	–	–	–
Gross profit	–	–	–
Expenses	–	(6,113,743)	(6,113,743)
Loss from operations	–	(6,113,743)	(6,113,743)
Other items (net)	–	(982,178)	(982,178)
Net loss	$–	$(7,095,921)	$(7,095,921)

The Company’s gross revenue for the six months ended June 30, 2026 and 2025 was $744,766 and $nil, respectively. During the six months ended June 30, 2026, 69% of revenues were derived from providing consulting services to one customer. At June 30, 2026, 69% of the accounts receivable is due from one customer.

16.	Capital Management

The Company’s objectives when managing capital are to safeguard its ability to pursue the evaluation and exploration of its mineral exploration properties and to maintain a flexible capital structure, which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes the components of share capital as well as cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may issue new shares, acquire or dispose of assets, or adjust the amount of cash and cash equivalents and short-term investments. In order to maximize ongoing development efforts, the Company does not pay out dividends. The Company is not subject to any externally imposed capital requirements. There were no changes during the year to management’s approach to capital management. The Company’s investment policy is to invest its excess cash in highly liquid investments that are readily convertible into cash with maturities of nine months or less from the original date of acquisition or when it is needed, selected with regards to the expected timing of expenditures from continuing operations.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

17.	Financial Instruments

a)	Fair value

The carrying values of cash, accounts payable and due to related parties approximate their fair values due to the relatively short period to maturity of those financial instruments. The carrying value of the long-term debt approximates its fair value due to the floating rate interest charged under the credit facility. Financial instruments recorded at fair value on the statements of financial position are classified using a fair value hierarchy.

The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are as follows:

Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3: Inputs that are not based on observable market data.

As at June 30, 2026, the financial instruments recorded at fair value on the statement of financial position are cash and marketable securities which are measured using Level 1, and the financial instruments recorded at amortized cost are reclamation bonds, accounts payable, due to related parties and loans payable.

The following are the contractual maturities of financial liabilities as at June 30, 2026:

	< 1 Year	1-2 Years	3-5 Years
Accounts payable	2,247,533	–	–
Due to related parties	248,525	–	–
Deferred consideration	2,131,688	2,842,250	–
Loan payable	–	–	20,310,049

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

17.	Financial Risk Management (continued)

b)	Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	June 30, 2026	December 31, 2025
Fair value through profit and loss:
Cash	$1,800,044	$3,349,977
Marketable securities	12,790	19,884

Amortized cost:
Reclamation bonds	17,637,535	16,725,199

Financial liabilities included in the statement of financial position are as follows:

	June 30, 2026	December 31, 2025
Non-derivative financial liabilities:
Accounts payable	$2,247,533	$1,242,676
Due to related parties	248,525	278,502
Deferred consideration	4,324,860	–
Loan payable	13,728,003	12,151,389

Financial Risk Management

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. The majority of cash is deposited in bank accounts held with major banks in Canada. As the majority of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using a major bank that is high credit quality financial institutions as determined by rating agencies. The Company has secondary exposure to credit risk on its receivables. The receivables consist of refundable goods and services tax from the government. Credit risk is assessed as low.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash. Historically, the Company’s sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding. Liquidity risk is assessed as moderate.

The Company’s current liabilities are due on demand or have a term of less than a year. The Company’s long-term liabilities consist of a credit facility which is due on September 26, 2028, and deferred consideration on acquisition of US$1,500,000 which is due on May 8, 2027 and US$2,000,000 which his due on May 8, 2028.

Anfield Energy Inc.

Notes to the Condensed Interim Consolidated Financial Statements

For the six months ended June 30, 2026 and 2025

(Expressed in Canadian Dollars)

(Unaudited)

17.	Financial Risk Management (continued)

Interest Rate Risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at June 30, 2026, the Company’s loan payable of $13,728,003 (US$9,659,955) is subject to interest rate risk. The loan payable incurs interest based on the SOFR plus 5.0% per annum, payable semi-annually in U.S. dollars. The Company, with written notice, may elect to capitalize the interest payable on the Credit Facility semi-annually, in arrears, at a rate of SOFR plus 7.0%. If interest rates on the Company’s credit facility increased (decreased) by 100 basis points with all other variables held constant, finance costs on the credit facility would increase (decreased) by $124,781 (2025 – $134,743).

Foreign Currency Risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The foreign currency risk for the Company is low as the foreign currencies held are in the functional currency of the entities.

The following tables detail the Company’s exposure to foreign currency risk as at June 30, 2026, including a sensitivity analysis to changes in foreign exchange rates:

	June 30, 2026
	USD	Change in currency	Effect on income (loss)
Net monetary assets	$3,060,267	10%	$434,902
Net monetary liabilities	$(14,074,667)	10%	$(2,000,186)

Commodity Risk

Commodity risk is the risk that the value of future cash flows and profits will fluctuate based on the prices of commodities. The Company is exposed to changes in the price of commodities. Changes in the price of commodities will impact the Company’s ability to obtain financing to explore its exploration and evaluation assets.

As at June 30, 2026, the Company has no contracts or agreements in place to mitigate these price risks.

18.	Contingent Liability

On November 13, 2025, the Company, its subsidiary Highbury Resources Inc. and a co-defendant were served with a Demand for Arbitration through the American Arbitration Association by a plaintiff alleging breach of contract relating to an asset purchase agreement dated December 28, 2018 and mineral supply agreement dated February 28, 2019. One of the underlying assets acquired under these agreements was subsequently assigned to the co-defendant as part of a property swap agreement which closed June 6, 2022. The plaintiff is seeking 125,000 pounds of yellowcake uranium or an equivalent dollar amount of approximately US$10,000,000. The Company intends to vigorously defend the claim, should the Arbitration advance beyond this initial stage, as it considers the obligation for remittance of the 125,000 of yellowcake uranium to be the responsibility of the co-defendant under the terms of the property swap agreement. No amount has been provided for in the Company’s June 30, 2026 condensed interim consolidated financial statements in relation to the Demand for Arbitration as the Company is not able to evaluate the likelihood of an unfavourable outcome or the range of potential loss.

19.	Subsequent Events

a)	On July 1, 2026, the Company’s wholly-owned subsidiary, Highbury Resources Inc., has entered into a Mining Lease Agreement with Gold Eagle Mining Inc for two additional patented mining claims which will be added to the Company’s existing property holdings for the JD-5 and Slick Rock projects.

b)	On July 31, 2026, the Company closed a public offering for 1,715,000 common shares at a price of US$4.00 per share for aggregate gross proceeds of US$6,860,000, which includes the full exercise of the underwriters’ option to purchase 223,695 common shares. In connection with the offering, the underwriters also received underwriter discounts and commissions totaling approximately $261,600.

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